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SEC FILE NUMBER
8-38377

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TFS SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

437 NEWMAN SPRINGS ROAD
(No. and Street)

LINCROFT	NJ	07738
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

THOMAS P. HYLAND	(732)758-9300	tphyland@tfsweb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HOLLAND & COMPANY, CPAs
(Name – if individual, state last, first, and middle name)

411 POMPTON AVE	CEDAR GROVE	NJ	07009
(Address)	(City)	(State)	(Zip Code)

3/1/2010	4117
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, THOMAS P. HYLAND, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TFS SECURITIES, INC., as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Lisa Avilio-Meyer
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2409282
MY COMMISSION EXPIRES June 9, 2026

Signature: [signature] 2/28/23

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TFS SECURITIES, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

HOLLAND & COMPANY
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of TFS Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TFS Securities, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Holland & Company, CPAs

We have served as TFS Securities, Inc.'s auditor since 1989.

Cedar Grove, New Jersey
February 28, 2023

T 973.857.0666 | F 973.857.7135 | 411 Pompton Ave. Cedar Grove, NJ 07009 | www.hollandcpa.com

TFS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and Cash Equivalents	$	636,960
Deposit: NASD/CRD Acct		14,246
Deposit: Clearing Broker-Dealer		250,000
Commission/Concessions Receivables		1,686,328
Receivables from Representatives, (net of allowance for doubtful accounts of $0.)		53,824
Total Assets	$	2,641,358

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable and Accrued Liabilities	$	42,067
Commissions Payable		1,611,005
Total Liabilities		1,653,072
Stockholders' Equity		
Common Stock - No par value		
1,000 share authorized		
804 shares issued and outstanding		80,400
Additional Paid in Capital		170,000
Retained Earnings		737,886
Total Stockholders' Equity		988,286
Total Liabilities and Stockholders' Equity	$	2,641,358

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note 1-*Organization and Nature of Business*

TFS Securities, Inc. (the Company) was incorporated under the laws of the State of New Jersey on June 29, 1987. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a closely held corporation, operates with several hundred representatives mostly located throughout the State of New Jersey, New York and Pennsylvania. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company is a Non-carrying broker-dealer; the Company does not clear customer transactions, carry customer accounts, or hold custody of customer cash or securities. Customers are located in states in which the Company is registered. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle and high-income individuals.

Note 2-*Significant Accounting Policies*

Basis of Accounting
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the use of the accrual method of accounting. Under this method, revenues are recognized when earned and expenses are recognized when incurred.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments, consists of cash and money market fund investments with an original maturity of three months or less when acquired.

Concentration of Credit Risk
The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2022, the Company had cash deposits totaling $386,960 in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in their cash accounts and believes it is not subject to any significant credit risk on cash.

Deposit – Clearing Broker-Dealer
The Company maintains a deposit account amounting to $250,000 with its clearing broker-dealer (Pershing LLC) (agent) pursuant to a Clearing Agent Agreement. The Deposit: Clearing Broker-Dealer account has been included as an allowable asset in the calculation of the Company's net capital.

Note 2-*Significant Accounting Policies-continued*

Commissions/Concessions Receivable
The Company has commission/concession receivables related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others. The receivables primarily composed of amounts due to the Company for asset-based fees and fees for the commissions earned on sales of investment vehicles, not from transactions directly with their clients. TFS may reserve for uncollectible accounts based on the aging analysis and estimated collectability of those receivables. Based on management's review of commissions/concessions receivable, no allowance for doubtful accounts is considered necessary at December 31, 2022.

Receivables from Representatives
The Company has receivables from Representative related to either fees due to the Company for fees paid by the Company for the representatives or Commissions paid to the Representatives that were incorrect and the Representatives have agreed to pay back to the Company. Uncollectible receivables from representatives are charged to operations during the period they are determined to be uncollectible. It is management's policy to review the outstanding receivables from representatives and write-off any uncollectible accounts as they arise, which is not materially different from an allowance method. The Receivables from Representatives account has been included as a non- allowable asset in the calculation of the Company's net capital.

Property and equipment
Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred and additions and expenditures that increase asset values and extend useful lives are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2022.

Commissions Payable
The Company has commissions payables related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others to the investment representatives that are under contract with the Company.

Transactions
The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of its securities brokerage business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance.

Note 2-*Significant Accounting Policies-continued*

Transactions-continued
sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Income Taxes
The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual Federal income taxes on their respective share of the Company's taxable income.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

The Company files income tax returns in the U.S. federal jurisdiction and the States of New Jersey, New York and North Carolina. The Company's federal income tax returns for tax years 2019 and beyond remain subject to examination by the Internal Revenue Service. The Company's New Jersey tax years 2016 and beyond remain subject to examination by the NJ Division of Taxation. The Company's New York and North Carolina tax years 2018 and beyond remain subject to examination by their tax authorities.

The Company did not have unrecognized tax benefits as of December 31, 2022 and does not expect this to change significantly over the next twelve months as a result of its S-election status.

Statement of Cash Flows:
For the purpose of the statement of cash flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Subsequent Events
The Company has evaluated subsequent events occurring after the balance sheet date through February 28, 2023, the date on which the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the financial statements.

Note 3- *Recent accounting pronouncements*

The Financial Accounting Standards Board (the "FASB" has established the Accounting Standards Codification ("Codification" or "ARC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

Note 3- Recent accounting pronouncements-continued

For the year ending December 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements have either limited or no application to the Company and, in all cases, implementation would have not have a material impact on the financial statements taken as a whole.

Note 4-*Related party transactions and commitment*

The Company maintains an expense-sharing agreement with a corporation that is owned by its shareholders under which the Company is required to reimburse the related party for its allocable share of occupancy and overheard, office equipment, benefits, ancillary services and certain administrative expenses. For the year ended December 31, 2022, the related corporation allocated $436,800 of expenses to the Company. Amounts allocated by related corporation and charged to the Company have been classified in the accompanying statement of income based on their natural classification, including rent.

As a result of the expense-sharing agreement with the related party, a payable to the related party is booked on the first of each month, and paid to the related party in the same month. As of December 31, 2022, there was $0 due to the related party for the expense-sharing agreement.

The Company also pays the same corporation through common ownership a management fee. The management fee totaled $2,669,849 for the year ended December 31, 2022. These management fees represented two sets of payments to the related entity. The first set of payments are for marketing and marketing overhead costs that the related entity pays for. The amount paid to the related entity for these costs totaled $1,279,149 for 2022. These amounts are determined as a percentage of certain registered representative's commissions earned and paid after each commission payment cycle throughout the year to the related entity. The second element of the management fees paid to the same related entity during the year ended December 31, 2022 totaled $1,390,700. These payments are for expenses incurred by the related entity for management overhead costs, which can vary from month to month and year to year. The amount charged to the Company is determined by and at the discretion of the related entity. At December 31, 2022 the related entity was due $ 0 for the management fees at December 31, 2022.

Note 5-*Pension Plan*

The Company has a defined contribution retirement plan pursuant to Section 401 of the Internal Revenue Code (the Code) whereby eligible participants may elect to contribute a percentage of their compensation up to a maximum allowed under the Code. In addition, the plan also provides for a matching contribution by the Company based on the percentage of the participants' contributions.

Note 6-*Commitments and Contingent Liabilities*

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible reserve at the low end of the range of losses. Subsequent to year end and filing its focus report, the Company was named a defendant in an arbitration seeking reimbursement of losses in a client account. Management, after consultation with legal counsel, believes that the resolution of the arbitration lawsuit will not result in any material adverse effect on the Company's financial position.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7-*Financial Instruments*

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains deposits at banks in excess of federally insured limits. The Company has a policy of monitoring, as considered necessary, the creditworthiness of the banks.

Note 8-*Guarantees*

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts
The Company has not entered into any derivative contracts that meet the accounting definition of a guarantee under FASB ASC 460.

Note 9-*Net Capital Requirements*

The Company is subjected to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1.

At December 31, 2022, the Company had net capital of $831,075, which was $720,870 in excess of its required net capital of $110,205. The Company's net capital ratio was 1.9891 to 1 at December 31, 2022.

Note 10-*Regulatory Matters*

The Company operates in a highly regulated industry. Applicable laws and regulations, among other matters, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of the regulated entity where the agencies determine, among other matters, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.